Exhibit 99.3

Auditor's Independence Declaration

As lead auditor of Mesoblast Limited's financial report for the half-year ended 31 December 2025 I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review of the financial report; and

b) no contraventions of any applicable code of professional conduct in relation to the review of the financial report.

This declaration is in respect of Mesoblast Limited and the entities it controlled during the period.

Jon Roberts
Partner
PricewaterhouseCoopers

Melbourne
27 February 2026

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006,
GPO Box 1331 MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.